UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 17 July 2026, London UK

Audit tender conclusion

GSK plc today announces that, after the conclusion of a competitive tender process led by the Audit & Risk Committee, the Board has decided to re-appoint Deloitte LLP (Deloitte) as GSK's external auditor from the financial year ending 31 December 2028.

As a Public Interest Entity, GSK is required to tender the statutory audit every 10 years and rotate every 20. The Company initially appointed Deloitte as external auditor with effect from the financial year ended 31 December 2018.

A resolution to re-appoint Deloitte as GSK's external auditor with effect from the 2028 financial year will be put to GSK's shareholders for approval at the Company's 2028 Annual General Meeting.

Further details of this competitive tender process will be included in GSK's 2026 Annual Report.

V A Whyte
Company Secretary

17 July 2026

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 17, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc